Exhibit 99.1

1 Page 2016 SAP SE Investor Relations. All rights reserved. SAP Financial Analyst Conference SAPPHIRE NOW Orlando, May 18, 2016

2 Page 2016 SAP SE Investor Relations. All rights reserved. Agenda 01:05 01:10 pm Opening Remarks Stefan Gruber, Head of Investor Relations 01:10 01:25 pm Strategy & Financial Update Luka Mucic 01:25 02:00 pm Cloud Panel Elena Donio, Rob Brimm, Alex Atzberger, Mike Ettling Host: Todd Friedman Q&A 02:00 02:20 pm Digital as the New Normal Steve Lucas, President Digital Enterprise Platform Q&A 02:20 02:30 pm Break 02:30 3:00 pm Executive Q&A Session Bill McDermott, Bernd Leukert, Luka Mucic, Rob Enslin, Steve Singh

3 Page 2016 SAP SE Investor Relations. All rights reserved. Safe Harbor Statement Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as anticipate, believe, estimate, expect, forecast, intend, may, plan, project, predict, should and will and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAPs future financial results are discussed more fully in SAPs filings with the U.S. Securities and Exchange Commission (SEC), including SAPs most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

4 Page 2016 SAP SE Investor Relations. All rights reserved. Strategy & Financial Update Luka Mucic

SAP’s digital framework to run simple and run live



Business Networks
SAP Fieldglass
SAP Ariba
CONCUR
Customer Experience
SAP Hybris
Digital Core
SAP S/4HANA
SAP HANA Platform
Workforce Engagement
SAP SuccessFactors
Internet of Things and Big Data
SAP HANA Cloud Platform
Security

© 2016 SAP SE Investor Relations. All rights reserved.

Page 5

6 Page 2016 SAP SE Investor Relations. All rights reserved. Pushing relentlessly towards a larger, stickier, more predictable business Much larger cloud business in 2020 relative to core business change in revenue mix weighs on blended operating margin for the group in short/medium term 40% 60% 20.8 bn 2015 70- 75% 20- 25% 26-28 bn 2020 ambition +15pp Share of more predictable revenue 11% 89% 20.8 bn 2015 Support + Cloud subs share of revenue All other revenue Cloud subscription and support revenue All other revenue 71% 29% 26-28 bn 2020 ambition +18pp Cloud revenue mix Share of more predictable revenue is expected to increase to 70-75% by 2020

Cloud gross margins on track towards long term ambition



2020
ambition
€26-28bn
71%
29%
Business
network
~80%
long term
gross
margin*
Q1 16
~75%
Public
cloud
~80%*
Q1 16
~68%
Private
cloud
~40%*
Q1 16
negative
Cloud subscriptions and support revenue
All other revenue

- Business network gross margin** ~75% Q1 2016
- Public cloud SaaS gross margins ~68% Q1 2016
- Private cloud gross margins still negative in Q1 2016 but expected to break even in FY 2016
- Speeding up investments in cloud infrastructure to deliver on the massive cloud bookings and backlog
- Migrating acquired cloud offerings onto HANA – massive benefits for customers – significant long term savings
- Expects stable to slightly improving cloud gross margin in 2016

* Long term cloud subscriptions and support gross margin potential in mature state (excluding cloud-related professional services)
** Cloud gross margin of business network segment

© 2016 SAP SE Investor Relations. All rights reserved.
Page 7

Expanding absolute operating profit which drives operating cash flow

- SAP is improving effectiveness and efficiency in each and every business ➔ all contribute to absolute operating profit growth
- Private cloud will contribute to our operating profit in the long term albeit at a lower gross margin
- Continued transformation of our services business – shift towards a stronger focus on customer outcome which drives higher adoption and renewals

- Operating cash flow expected to show a positive trend in 2016 – following operating profit evolution and helped by lower restructuring related cash outflows



Operating profit
~3-5%
CAGR
~6-9%
CAGR
€6.3bn
€6.7-7bn
€8-9bn
2015
2017
2020

➔ Targeting accelerated operating profit expansion in 2018 and beyond

© 2016 SAP SE Investor Relations. All rights reserved.
Page 8

9 Page 2016 SAP SE Investor Relations. All rights reserved. Outlook for the FY 2016 Cloud and software revenue (Non-IFRS at cc) Basis for Comparison 2015 Operating profit (Non-IFRS at cc) 6.35bn 17.23bn Cloud subscription and support revenue (Non-IFRS at cc) 2.30bn + 6% Actual Performance Q1/16 1.1bn 676m (+33%) + 6% to 8% SAPs Outlook FY 2016 6.4bn to 6.7bn 2.95bn to 3.05bn (upper end +33%) While the Company’s full-year 2016 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by exchange rate fluctuations. If exchange rates remain at the April 2016 average level for the rest of the year, the Company expects its non-IFRS cloud and software revenue growth rate as well as its non-IFRS operating profit growth rate to experience a negative currency effect in a range of -2 to -4 percentage points for the second quarter 2016 (0 to -2 percentage points for full year 2016). This currency impact estimate supersedes the estimate we provided on April 20th, 2016 which was based on the March 2016 exchange rates. The estimated impact was a currency headwind rather than a currency benefit as originally stated in the April 20th, 2016 release.

10 Page 2016 SAP SE Investor Relations. All rights reserved. Cloud Panel Elena Donio, President Concur Rob Brimm, President SAP Fieldglass Alex Atzberger, President SAP Ariba Mike Ettling, President SAP SuccessFactors Host: Todd Friedman, Head of Ecosystem Strategy

11 Page 2016 SAP SE Investor Relations. All rights reserved. SAP Financial Analyst Conference

12 Page 2016 SAP SE Investor Relations. All rights reserved. Digital as the New Normal Steve Lucas, President Digital Enterprise Platform

TRANSFORMATION, INNOVATION, AND EXTENSION

HANA TRANSFORMATION S/4HANA NEXT GEN INNOVATION HANA Cloud Platform EXTENSION

MAJOR ANNOUNCEMENTS Key Updates

HANA Cloud + Enterprise BusinessObjects Spring Edition HANA Cloud Platform

Platform HANA any DB Hadoop SAP HANA

16 Platform HANA any DB Hadoop VORA SAP VORA

17 Extensions Applications IoT HANA Cloud Platform (Micro-) Services IoT Platform Identity Management Platform HANA any DB Hadoop VORA

18

Extensions Applications IoT HANA Cloud Platform (Micro-) Services IoT Platform Identity Management Platform HANA any DB Hadoop VORA Icon Analytics Cloud Business Objects

19

Extensions Applications IoT HANA Cloud Platform (Micro-) Services IoT Platform Identity Management Platform HANA any DB Hadoop VORA Icon Analytics Cloud Business Objects Suite Applications S/4HANA

20 Extensions Applications IoT HANA Cloud Platform (Micro-) Services IoT Platform Identity Management Platform HANA any DB Hadoop VORA Suite Applications S/4HANA Business Network Icon Analytics Cloud Business Objects

21 Q & A

Break

23 Page 2016 SAP SE Investor Relations. All rights reserved. Executive Q&A Session Bill McDermott, Bernd Leukert, Luka Mucic, Rob Enslin, Steve Singh

24 Page ©2016 SAP SE Investor Relations. All rights reserved. SAP Financial Analyst Conference